UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                           ENTERTECH MEDIA GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)



        Nevada                                                   88-036858
----------------------------                               --------------------
(State of other jurisdiction                                 (I.R.S. Employer
   of incorporation or                                      Identification No.)
     organization)


50 West Liberty Street, Suite 880
Reno, Nevada                                                        89501
------------------------------------------------               --------------
(Address of principal executive offices)                         (Zip Code)



Issuer's Telephone number: (775)324-6655



Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

PART I
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ITEM 1.  DESCRIPTION OF BUSINESS

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(a)      Business Development

         EnterTech Media Group, Inc. (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on November 17, 1986 under the name of Stones Stores, Inc. The Company was originally incorporated with one class of stock. The Company had 50,000,000 shares of capital stock with a par value of $0.001 per share authorized. The Company was incorporated to engage in the business of the retail and wholesale sales of men's and women's furnishings and related products.

         In February of 1987, the Company made a public offering of its securities pursuant to the provisions of Rule 504 adopted under the Securities Act of 1933, as amended. The Company sold 500,000 shares at $0.10 per share for a total of $50,000. The organizers of the Company purchased 100,000 shares at $5,000. Thus, at the conclusion of the offering there were issued and outstanding 600,000 shares of common stock with a par value $0.001 per share.

         On March 30, 1987, the shareholders approved the acquisition of all of the issued and outstanding shares of stock of PFI, Inc., a Washington corporation engaged in the business of financial planning. As a result of the corporate reorganization, on May 1, 1987, the Company changed its name to Stone International, Inc. and effected a five (5) to one (1) forward split of the stock. The Company's 600,000 shares of outstanding stock were reissued with the result that the Company then had 3,000,000 shares outstanding with a par value of $0.005. The Company then issued 12, 789,474 shares of it common stock for of all of the issued and outstanding stock of PFI, Inc. The Company then had 15,789,474 shares of its common stock issued and outstanding.

         On May 1, 1990, the Company underwent another corporate reorganization. The Company's named was change to Armas Intl. Mfg. Co., Inc. and a reverse split of the issued and outstanding shares at the rate of twenty (2) to one (1) was effected. From September 4, 1990 through March 9, 1993, the Company acquired assets in exchange for stock. It issued 1,852,749 shares to acquire property, cash and services.

         The Company became inactive in 1989 and remained inaction until current management took over operations. Current management become involved with the Company in the fall of 1998.

         In October of 1998, current management reorganized the Company once again. On October 23, 1998, the Company's name was changed to Inter-Link

Communications Group, Inc. and the Company's issued and outstanding shares underwent a six (6) for one (1) reverse split. The Company's articles also were amended to authorize the Company to issue 100,000,000 shares of common stock with a par value of $0.001 per share.

         In late 1998, Management entered into acquisition agreements with two entities for the acquisition of assets. The parties contracting with the Company breached those agreements and as a result no assets were acquired pursuant to those agreements. The circumstances surrounded those agreement are the subject of litigation commenced by the Company in the State of Nevada and in Great Britain. This litigation in detailed in Item 2 of Part II below.

         During April of 1999, management entered into an Exchange Agreement with a Nevada corporation named EnterTech Limited. Under the terms of that Exchange Agreement, the Company is obligated to issue a minimum of 11,500,000 shares and a maximum of 15,000,000 shares of it common stock in exchange for all the issued and outstanding shares of EnterTech Limited. At the time of the Exchange Agreement, EnterTech Limited had 10,000,000 shares of common stock issued and outstanding. EnterTech Limited also was, and is, in the process of offering a minimum of 1,500,000 shares and a maximum of 5,000,000 shares of its common stock pursuant to a private placement memorandum. Because the Company is obligated to to issue a minimum of 11,500,000 pursuant to the Exchange Agreement, it has issued 11,500,000 shares of its common stock to an exchange agent who is charged under the terms of the Exchange Agreement with assuring that the appropriate number of the Company's shares are issued to the shareholders of EnterTech Limited once EnterTech Limited's private placement is complete. 10,000,000 of these initial 11,500,000 shares were issued for the 10,000,000 shares of EnterTech Limited issued and outstanding apart from the private placement offering, and the remain 1,500,000 shares were issued for the exchange of the minimum number of shares EnterTech Limited is offering pursuant to its private placement memorandum. In this regard, the Company will issue additional shares if EnterTech Limited sells more the minimum number of shares it is offering. Such additional shares will be issued on a one-for-one basis consistent with the number of shares EnterTech Limited sells above its minimum. Such shares will not exceed the 5,000,000 share maximum of the EnterTech private placement.

         EnterTech Limited owns 100% of the issued and outstanding shares of two subsidiaries, EnterTech Picture Corporation and EnterTech Releasing Corporation, also Nevada corporations.

         On April 22, 1999, as part of its transaction with EnterTech Limited, the Company's board of director approved the changed of the Company's name to EnterTech Media Group, Inc. Now operating as EnterTech Media Group, Inc., the business shall be the business EnterTech Limited, as described below.

         As of  May  31,  1999,  900,000  shares  of the  Company's  100,000,000 authorized shares of common stock were issued and outstanding. In June of 1999, the Company will issue an additional 11,500,000 shares pursuant to the Exchange Agreement with EnterTech Limited described above. Once those shares are issued, there will be 12,400,000 shares issued and outstanding.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings.

(b)      Business of the Issuer

(1)      Principal Products and Services and Their Markets

         The business of EnterTech Limited is now being operated as the business of EnterTech Media Group, Inc. Accordingly, hereafter the business of EnterTech Media Group, Inc. and that of EnterTech Limited shall be described as the business of "EnterTech."

         EnterTech has been formed to combine Entertainment with the most progressive Technology available and is determined to approach film making in a different way to that of the last 70 years.

         EnterTech intends to establish itself as an innovative and exciting, fully integrated production and distribution company. It intends to utilize the latest technology, in particular High Definition Digital Video ("HDDV") to reduce the exorbitant cost of film making that currently exists and to make, produce distribute its films in all formats and also acquire other independent films that will provide the Company with a growing library to build its future on.

         EnterTech has been observing the current trends in the industry whereby feature films are being made at huge costs often in excess of sixty million dollars with an additional sum for marketing that makes each major film's total cost an average of around one hundred million dollars plus. The Company believes that this is excessive and in most cases unprofitable and therefore has decided to focus its time and energy on creating films that have been recorded on a new format, High Definition Digital Video ("HDDV"). The intention is to then transfer each film onto 35 mm and release them theatrically. Subsequently the Company will distribute them in all other formats i.e. Video, DVD, Cable and Television. There have been several recent and notable HDDV and video projects transferred to 35 mm for theatrical release including two shot on HDDV "20 Dates" and a Wim Wenders film, "The Buena Vista Social Club" and "Celebration" which was initially filmed on Hi8.

Production

         The Company has formed a subsidiary called EnterTech Picture Corporation ("EPC") to make a minimum of six feature films per annum with budgets of under one million dollars per film. Each film will use the HDDV format that has now been developed and is being promoted by Sony. The company is excited about the HDDV process of producing feature length films using this technology and giving the company the opportunity to position itself as a market leader in the production of films using this exciting and economical new process.

         The cost of filming on HDDV is attractive for a variety of economical reasons and is so cost efficient that the Company is confident of being able to make a substantial profit on many of the films that it produces. The savings derive from many different areas including a much shorter production schedule which therefore requires talent for a period shorter than the norm, set-up times, small crews, lighting, editing, digital effects and the cost of film itself and the associated processing and delivery costs.

         In order to help rapidly develop this business EPC has agreed a joint venture arrangement with two renowned producers, Jeff Apple ("In the Line of Fire") and Jake Hooker who is also a composer ("I Love Rock and Roll"), who will work alongside John Daly ("Platoon" and "Last Emperor", both Oscar winning films, "Hoosiers", "Terminator" and many more successful and highly respected films) all who have a record of success in movies and soundtrack production. EPC is also working with Kimia Zabihyan, who has been successful in the producing of important ethnic documentaries and is now launching her feature film career with EnterTech. Kimia is bringing three films to the Company's program for 1999/2000. The first film is "Hip-Hop Millennium" which will have a soundtrack that the Company expects to be successful in its own right and which will feature many of the leading groups of today. The soundtrack will be prominently released along with the film. These experts will produce films for us utilizing HDDV technology. The company will shortly start to film Hip-Hop Millennium as the first of six productions planned for 1999 / 2000. It is the Company's intention to exploit each film in all the current media plus build a library for future distribution via Video on Demand and eventually through the Internet.

         Three further productions are planned in a new Joint Venture with Parallel Pictures, plc, a UK public company. Under the terms of this agreement Parallel Pictures will provide 50% of each budget and will be involved in the production of the films. In relation to this the company has the benefit of offices in central London, which are overseen by John Smallcombe who has a successful history in the film business and who will supervise the company's activities in Europe where elements of these three productions are based. The Company intends to bring its HDDV technology to Europe with a view to entering into similar Joint Ventures with others.

         The Company's overall philosophy will be to produce programming with a heavy emphasis being placed on the youth market with music playing a key role in the finished films. The market is there to be addressed and the Company's challenge is to provide it with carefully targeted productions and soundtracks.

The EnterTech Media Group Retail Store

         The Company will strive to make the EnterTech Media Group store informative and authoritative, allowing customers to easily learn about, discover and purchase Videos, CDs and other music-related products. The store will be designed to be intuitive and easy to use and to enable the ordering process to be completed with a minimum of customer effort. Customers enter the EnterTech Media Group store through its Web site, and in addition to ordering video and music products, can conduct targeted searches, browse among top sellers and other featured titles, read reviews, watch video clips, listen to music samples, register for personalized communications, participate in promotions and check order status. New users will be able to access a page specifically designed to provide a quick understanding of the site and its many features.

Searching. Through the Company's search engine, customers will be able to quickly and easily navigate the store to find Videos and CDs or other products of interest. Customers will be able to search for products based on actor, film name, director, artist, album title, song title, record label, genre or release date for new releases. A visitor will be able to browse among EnterTech Media Group's database of reviews, cover art, video and sound samples and album notes. Customers will also be able to browse alphabetical lists based on actors, film names, directors, artists, types of products, record labels and album cover art.

Content and Music Discovery. The Company believes that effective use of content encourages purchases by customers who may be browsing the site without a specific item in mind. The Company's Web site will contain video and sound samples, extensive information with regard to films, titles, reviews, ratings, articles on related topics and other information. To help customers browse and discover films and CDs, EnterTech Media Group will launch video and music spaces organized by genre: Hip-Hop, Rock/Pop, Jazz/Blues, Urban/Electronic, Country/Folk, World/New Age and Classical. The main page of each space features links to genre-specific lists, articles and reviews. Within each space, customers can browse sale items, new releases, advance orders and charts, read exclusive EnterTech Media Group reviews, listen to sound samples and purchase items recommended by the Company.

Purchasing. Once an item has been selected, customers will be able to click to add products (including, advance orders of yet-to-be released products) to their virtual shopping carts. Customers will be able to add and remove products from their shopping carts as they browse, prior to making a final purchase. The shopping cart page will display each item that has been placed in the cart, including title, price and any applicable discount. To execute orders, customers will click on a button and be prompted to select shipping and payment methods online or by e-mail, facsimile or telephone. Customers will also be able to add products which they may wish to purchase on future visits to a special section of the shopping cart where items may be stored over multiple visits.

Payment. In paying for orders, customers will be able to use credit cards, personal checks or money orders. For convenience, the Company will enable customers to store credit card information on the Company's secure server, thereby avoiding the need to re-enter this information when making future purchases. Customers will be offered a variety of shipping options, including overnight delivery. The Company will automatically confirm each order by e-mail within minutes after the order is placed and subsequently confirm shipment of each order by e-mail. The Company will offer money back returns policy.

Distribution and Fulfillment. The Company's will establish an external, third party fulfillment operation and possibly also link with retailers of its products who will fulfil orders passed through to them on commercial terms. The breadth of the inventory maintained by outside vendors will provide EnterTech Media Group with the ability to maintain high order fill rates. EnterTech Media Group will update its site daily with inventory information received from its vendors, which will enable customers to check the availability of products before ordering. The Company will electronically transmit orders to its outside fulfillment operation and vendors, as appropriate, at least once daily. Orders will be shipped by these vendors using an EnterTech Media Group label and invoice, in most cases within a day after an order is placed with the Company. A customer's credit card is charged once an order is shipped.

Multilingual Capabilities. The Company believes that international markets may represent a significant portion of the Company's sales since many products offered by EnterTech Media Group will not otherwise be available in these markets. For example International music sales in 1996 were estimated to be approximately twice that of the U.S. The Company may introduce Spanish, French, Portuguese, Japanese and Korean language versions of its Web site that contain translation of account registration and ordering instructions, and possibly even support its international sales efforts with customer service representatives fluent in these languages.

Web Advertising

The Company's type of content may offer it the ability to sell advertising packages targeted to specific audiences and demographics. Additionally, unlike Web sites that offer only text-based banner advertisements, the Company will be able to offer multimedia packages incorporating custom audio and video applications such as gateway ads with guaranteed click-thrus, channel and event sponsorships and multimedia and traditional banner ads. Should this prove to be a worthwhile course of action for the Company to adopt it will probably be developed along the following lines:

Gateway Ads with Guaranteed Click-Thrus. EnterTech Media Group could provide advertisers the opportunity to incorporate gateway ads into their Internet advertising packages. Gateway ads are audio or video clips that are inserted at the lead of selected programming, lasting from 15 to 30 seconds, that play prior to the audio or video content that has been selected by the user. A guaranteed click-thru is a pop-down browser window that automatically launches at the beginning of the gateway ad displaying an advertiser's Web site or other targeted information. Gateway ads are also available without guaranteed click-thrus. The Company will sell these advertisements at a higher CPM than traditional banner ads because of their unique nature.

Channel and Event Sponsorships. The Company could also offer advertisers the ability to sponsor one or more of its sections or special events, enabling advertisers to brand entire sections of the Company's Web sites. A section or event sponsorship would involve the rotating and permanent placement of buttons, logos and Web site links, integrated gateway ads, multimedia banner ads and mention on EnterTech Media Group's web site home page, channel home page and e-mail newsletter. The Company would typically sell these packages on a channel-by-channel or event-by-event basis.

Multimedia and Traditional Banner Ads. The Company could offer advertisers the ability to integrate audio and video into their text and graphics banner ads. The multimedia portion of the banner plays when the user clicks on the banner. Because audio and video can increase the impact of a banner ad, these packages would be sold at a higher CPM than traditional banner ads.

Target Customers

         International Data Corporation estimates that the number of Web users grew to approximately 28 million by the end of 1996 and will grow to approximately 175 million by 2001. Furthermore, Jupiter Communications estimates that the number of online households (households using e-mail, the Internet or a consumer online service) making purchases will grow from an estimated 15.2 million households in 1996 to 57.0 million households, representing over 50% of U.S. households, by the year 2002.

         According to the Recording Industry Association of America, domestic purchases of recorded music by persons age 30 and over have increased from approximately 34% of total U.S. sales in 1986 to approximately 47% of sales, or approximately $5.9 billion, in 1996. The Company believes that the Internet represents a particularly attractive medium for retailing both video and audio to customers in this age group as they are typically less "hits-driven" than younger age groups and are more likely to purchase a wide variety of titles. These customers generally can afford to buy more titles at one time, have access to computers and use the Internet, and have credit cards with which to make electronic payments. They are also more likely to be early adopters of the soon to be released set top boxes that are designed to accept downloads of large amounts of audio and visual content or television programming and the company believes that these will be integrated into the Internet in due course to allow consumers the option of downloading content directly from the Internet as well as from their local cable or satellite provider.

         The Company believes that all individuals that have Internet access also watch feature films and listen to some form of music and therefore are potential customers. Since almost all new computers sold today have full video and music capabilities such as CD players, sound cards and speakers, the Company believes that an increasing number of people will listen to music while working, playing or browsing the Internet.

Technology

         EnterTech will implement systems to support distributed, reliable and scalable online retailing in a secure and easy-to-use format. Using a combination of proprietary solutions and commercially available, licensed technologies, the Company will deploy systems for online content dissemination, online transaction processing, customer service, market analysis and electronic data delivery and interchange.

Multimedia and User Database. EnterTech will develop a database management system to index, retrieve and manipulate product information, content, product catalog, orders and transactions, and customer information. This system will allow for rapid searching, sorting, viewing and distribution of a large volume of content including video clips, audio samples, music reviews, track lists, cover art and photos. The Company intends to use Oracle as the technology for database management.

Store Architecture. The Company's hardware and software systems will be based upon a distributed transaction-processing model that allows applications to be distributed among multiple parallel servers. Many of the software components, and the pages of the Web site, will be developed using a new technology that extends HTML with product, transaction, retail, and advanced programming constructs. This technology results in the separation of the page look and feel from the individual data elements and their associated database lookups thus reducing software updates for Web site changes and minimizing the engineering required to maintain a growing amount of items and content. EnterTech's technology will enable Web sites with different formats to integrate EnterTech store elements.

Interfaces. EnterTech Media Group will develop or license technologies and tools for managing interfaces with Internet service and content providers. A linking interface will be made available to businesses with which the Company has developed strategic alliances and to Credit sites. These allow the linking of external Web sites, banners, and promotions to items and functions contained in the EnterTech Media Group store. Proprietary or licensed tools will be used by the Company's Customer Relations department to manage strategic alliances and Credit relationships in an efficient and scalable manner. Similar systems and tools will be licensed or developed by EnterTech Media Group, for its Customer Service department. The ability to manage customer accounts and orders will enable EnterTech Media Group's Customer Service department to scale effectively and communicate efficiently, thereby responding to most inquiries within 24 hours. These systems will automate many routine communications and allow customers to better manage their accounts and orders.

Fault Tolerance and Scalability. EnterTech Media Group's hardware servers, storage systems, Internet connections and networks will allow its online systems to operate continuously and enable it to maintain a 24-hour-a-day, seven-day-a-week retail store. The Company intends to runs its Oracle databases and Web Servers on a series of Sun Enterprise 3000 and 4000 servers with fault tolerant characteristics including "hot- swappable" components. The Company will maintain dedicated DS-3 connections to the Internet lines provided by multiple Internet service providers. This technology, combined with the architecture of the systems, will allow the Company to scale by adding new components or servers while maintaining performance and cost effectiveness. Both proprietary and commercially available tools are used to monitor and manage these systems with minimal operator participation.

Security. The Company will employ firewalls integrated into the architecture of its system to keep its Internet connections secure. The Company intends to use the Netscape SSL Commerce Server for secure electronic transactions over the Internet and uses proprietary EDI interfaces and private networks to ensure the security of customer order information and credit card transactions shared with its vendors and credit card processor.

Advanced   Technologies.   The  Company  will  continually   evaluate   emerging
technologies and new developments in many areas including electronic commerce, database management, and networking.


(2)      Distribution Methods

         The Board of EnterTech has formed a domestic distribution company called EnterTech Releasing Corporation, and has secured the services of Peter Marai to oversee its growth. It is anticipated that the company will be fully capable of distributing at least 8 to 10 pictures per annum. Films will be produced and or acquired for release in all formats. Initially theatrically and then on Video, DVD, Cable and Television and eventually the Internet, thus utilizing the digital nature of their production to the ultimate degree. At present over five hundred independent films per annum are produced and with only a handful of independent film distributors in North America, EnterTech Releasing Corporation, believes that it has an excellent opportunity to select and acquire prominent films that will add residual profits to the company. It is the company's intention to actively seek ethnic, award winning films from the finest of foreign language films as well as quality, English language films produced in North America.

         The Company also intends to form a unique and specialized DVD label which will develop an associated brand name for DVD releasing. This business may seek to establish a "DVD of the week or month Club" style of operation in order to interface closely with the Internet operations planned for the Company and to develop customer loyalty and the associated benefits that this would bring.

Other Formats and Television

         The Company will also take every opportunity to produce programming for all other media forms. Television is experiencing a radical shift in its programming choices and is having to become more bold and daring in its selection of films and reality shows, etc., as it has to compete with other forms of entertainment. We expect this trend to continue into the new millenium as it competes against other formats that are beginning to emerge such as Satellite, DVD and Video on Demand.

Other Target Acquisitions

         In following its strategy to become a broad based company in the field of Entertainment and Technology EnterTech Media Group also has plans to acquire other companies that will be synergistic and profitable to the growth of the company, especially in music recording and publishing. The Company believes that this area of business in particular is going to be highly exciting as the established routines of retail distribution of recordings is expanded by other technologies, such as the Internet, that can deliver music on demand.

         In addition to launching its own domestic distribution company the Company fully intends to expand into foreign distribution of feature films and television Movies of the Week and is in active discussion with a modern, profitable company, that specializes in this field, that is based in Los Angeles and has a library of some 100 feature films and a multi-million dollar annual turnover.

         With regard to the development of a DVD branded product within its line up (discussed in Distribution, above) the Company is also in discussion with a manufacturer of blank DVDs and CDs that has a wide range of abilities and services including the necessary facilities for mastering and replication. The company offers a complete one-stop service including manufacture, mastering, replication and silk screening of the discs, as well as graphic design, printing of booklets and tray card inserts and the final packaging of the software media. It is the only American independent company manufacturing DVDs and would be a wonderfully synergistic addition to the business of EnterTech Media Group. The company is profitable and extremely well run and constantly expanding its capacity and facilities in order to meet the demand that it has generated for its products and services. The quality and additional features that are associated with DVDs really make the concept of your own personal cinema at home one step closer to becoming a reality.

         Traditionally prints of feature films are run off and delivered to theatres around the World for screening on their existing projection equipment. It is the belief of the Company that early in the new millenium this will change and that digital projectors will become commonplace with films being downloaded directly to the theatres. In effect "Feature Films on Demand" much like "Video on Demand" will become more commonplace in the home. The Company is therefore closely scrutinizing the industry for a possible acquisition that will allow it to profit from these advances.

Production, Prints and Advertising (P and A)

         The Company's policy with regard to the necessary funding of productions and associated promotion, releasing and distribution costs will be to make use of any off balance sheet financing that is available for investment into these areas and as appropriate to use its own internal funds and resources but without resorting to any more general lines of credit that may be available to the Company nor to ever have invested more than 10% of its net asset value into productions at any time. In short EnterTech will not borrow funds on a corporate basis to produce its films and will therefore not jeopardize the security of the Company in the event of a film failing to perform as hoped or expected.

Film Industry Overview

         The Company seeks to capitalize on the market opportunities created by the worldwide popularity of feature films. Viewing films is among the leading pastimes of Americans as demonstrated by the popularity of Cinema, Video, Cable, Television and more recently DVDs. Indeed the World markets have all been showing that film entertainment is big business.

         According to the Hollywood Reporter, an industry magazine, U.S. box office receipts for 1998 were estimated to be $6.97 billion, up by some 9%, from $6.37 billion in 1997 and $5.91 billion in 1996. Ticket sales increases were up nearly 7% to 1.49 billion proving that film going is rising in popularity and that it is not simply price increases giving rise to the increased receipts.

Music Industry Overview

         The Company also seeks to capitalize on the market opportunities created by the worldwide popularity of music and the fact that although worldwide sales are increasing the number of labels is decreasing through consolidation. We therefore believe that a small, efficient "label" can be highly profitable using the various on-line opportunities that are emerging to challenge the traditional methods of promotion and distribution. The fastest growing and most successful area of music is soundtracks and the Company intends to exploit this popularity fully by ensuring that the soundtracks it creates are at the center of the production process and are considered at all stages as being an integral part of the profit potential of the production. Music is among the leading pastimes of Americans as demonstrated by the popularity of music media and by the time and money consumers spend on music events, products and services.

         According to the Recording Industry Association of America, an industry trade group, U.S. record companies generated $12.2 billion of domestic sales in 1997, while worldwide sales of record music exceeded $30 billion. During the year, $10 billion of recorded music sales occurred in traditional retail outlets, while sales over the Internet, a rapidly emerging phenomenon, accounted for only $40 million of the market.

         Industry analysts are forecasting significant growth for the music industry:

              Forrester Research Inc. has projected that U.S. music sales will rise to $14.3 billion in the year 2002 with some $4 billion being generated over the Internet.

              Jupiter Communications has projected that total Internet music revenues, including pre-recorded music sales, music related merchandise, advertising, and concert ticketing, may rise from an estimated $71 million in 1997 to some $2.8 billion by the year 2002.

         A number of characteristics of online music retailing make the sale of pre-recorded music via the Internet particularly attractive relative to traditional retail stores. The Internet offers many data management and multimedia features which enable consumers to listen to sound samples, search for music by genre, title or artist and access a wealth of information and events, including reviews, related articles, music history, news and recommendations. Internet retailers can more easily obtain extensive demographic and behavioral data about their customers, providing them with greater direct marketing opportunities and the ability to offer a more personalized shopping experience. In addition, Internet retailers can also offer consumers significantly broader product selection, the convenience of home shopping and 24-hour-a-day, seven-day-a-week operations, available to any location, foreign or domestic, that has access to the Internet.

         While physical store-based music retailers must make significant investments in inventory, real estate and personnel for each store location, online retailers incur a fraction of these costs, generally use centralized distribution, and have virtually unlimited merchandising space. Traditional retailers are compelled to limit the amount of inventory they carry at each store and focus on a smaller selection of faster-selling hit releases.

         According to Jupiter, approximately 80% of unit sales at traditional retail stores come from approximately 20% of the available titles. Online retailers can offer consumers a broader range of titles and information and can also offer products from a wider range of music labels, including smaller independent labels which account for an increasing percentage of new titles. According to Soundscan, independent labels accounted for 21% of the total music market in 1996 versus 12% in 1992. While independent labels released 66% of new titles in 1996, traditional music stores often lack the capacity to stock or promote the vast majority of these titles.

         The Company also believes that online retailers will benefit from the changing demographic profile of music consumers. According to the Recording Industry Association of America, domestic purchases of recorded music by persons age 30 and over have increased from approximately 34% of total U.S. sales in 1986 to approximately 47% of sales, or approximately $5.9 billion, in 1996. The Company believes that the Internet represents a particularly attractive medium for retailing to customers in this age group as they are typically less "hits-driven" than younger age groups and are more likely to purchase a wide variety of titles. These customers generally can afford to buy more titles at one time, have access to computers and use the Internet, and have credit cards with which to make electronic payments.

         One of the Company's objectives is to become a leading Internet-based media company and to create a global brand. The Company will seek to expand its customer base through multiple marketing channels. The Company believes that this strategy enables it to reduce reliance on any one source of customers, maximize brand awareness and lower average customer acquisition cost. The Company will focus on promoting its brand and extending its leadership position through the following key strategies:

Focus on Content. EnterTech is dedicated to providing online audio and visual content. By focusing on its core competency, the Company expects to be able to offer a high quality, customer-oriented online music and visual experience and build a clearly delineated brand, which the Company believes will make EnterTech the site of choice for certain genre films and recorded music. The Company believes that this focus enables it to better direct its sales and marketing campaigns, and form effective relationships with other Internet content and service providers.

Exclusive Content Offerings. EnterTech seeks to provide an interesting and extensive music and visual experience on the Internet. To this end, the Company's objective is to develop and acquire exclusive Internet rights to content. In addition, it will also license appropriate content when available.

Capture and Develop Emerging Revenue Opportunities. EnterTech intends to capture strategic revenue growth opportunities as user demand increases and technological developments become more widely adopted. Such opportunities are expected to include pay-per-listen/view applications, fee-based sharing of the Company's exclusive content on other Web sites and additional electronic commerce opportunities.

Provide Innovative and Easy-to-Use Retail Concept. The Company will strive to make its customer experience informative, efficient and intuitive by constantly updating and improving its store format and features. The EnterTech web site store will incorporate "point and click" options; support by technical enhancements including easy-to-use search capabilities (by actor, film name, director, artist, album title, song title or record label), personalized music suggestions, order tracking and confirmation. The EnterTech web site store will promote film and music learning and discovery by enabling visitors to access information on titles, reviews, ratings, articles on music topics and visual and sound samples. These features are designed to make shopping at the store entertaining and informative and encourage purchases and repeat visits

Deploy  Leading-Edge  Technologies.  The Company will stress the  deployment and
rapid   adoption  of  new   market-leading   technologies   that  will  maximize
efficiencies and offer the best possible products and services to the customer.

Online and Traditional Advertising. The Company will promote its brand through an aggressive marketing campaign using a combination of online and traditional marketing. The Company intends to advertise on the sites of major Internet content and service providers, including Infoseek, Lycos and CNN Interactive. As part of these arrangements, the Company may purchase the right to display its banners and hyperlinks, often in conjunction with specified search keywords such as "music magazine." The Company's traditional advertising effort may also will include radio advertising and print advertising in media-related publications.

Strategic Alliances with Major Content and Service Providers. The Company believes it can enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition through strategic alliances with major Internet content and service providers. The Company expects to enter into alliances with content and service providers to be a premier online film and recorded music retailer on certain of their sites with the exclusive right to place music banner advertisements and integrated links to the EnterTech web site store on certain media-related or other specified pages. These pages will prominently feature the EnterTech Media Group, branded link that allows users to click through to the EnterTech web site.

Credit Program. Through its Credit program, EnterTech will strive to develop arrangements with small Web sites, typically fan sites devoted to particular film talent and musical artists. The Company will provide these sites with embedded hyperlinks through which potential customers can immediately be connected to the EnterTech web site. The Company believes that a highly-focused sites, while having less traffic than major content providers, are likely to have a high percentage of users that will be attracted to the EnterTech web site and store.

Direct Marketing Techniques. The Company will use direct marketing techniques to target new and existing customers with communications and promotions. The Company will send a personalized e-mail newsletter to its customers that includes purchase recommendations based on demonstrated customer preferences and prior purchases, as well as more general information concerning new releases and Company promotions. The Internet allows rapid and effective experimentation and analysis, instant user feedback and efficient personalization of the store for each customer, all of which EnterTech seeks to incorporate in its merchandising.

Acquire Customers Efficiently. The Company will seek to target its marketing expenditures towards sources that most efficiently attract new customers. The Company will utilize a database of customers to better evaluate and predict the effectiveness of potential advertising opportunities and strategic relationships. To enhance the possibility that its banners and other links will be effective, the Company will work closely with Internet content and service providers with respect to the placement of banners and other links as well as the surrounding content. As a result, the Company believes that it can acquire new customers and retain existing customers on a more cost-effective basis.

Maximize  Customer  Retention.  The  Company  will  seek  to  maximize  customer
retention   through  its   emphasis  on   customer   service  and   personalized
communications. The Company will strive to accommodate its customers by providing 24-hour-a-day, seven- day-a-week operations and rapid order fulfillment. Products will typically be shipped within two business days after an order is placed and confirmation will be provided within minutes via e-mail. Customers will be able to make separate inquiries through e-mail or telephone access during extended business hours. The Company will strive to ensure prompt response to customer inquiries, which will be generally answered within 24 hours of receipt. The Company will also maintain ongoing customer contact through a customized e-mail newsletter.

Pursue Strategic Relationships. The Company may enter into various licensing, royalty and consulting agreements with content providers, vendors, and organizations, which agreements may provide for consideration in various forms, including issuance of warrants to purchase Common Stock and payment of royalties, bounties and certain other guaranteed amounts on a per member and/or a minimum dollar amount basis over terms ranging from one to ten years. Additionally, some of these agreements may provide for a specified percentage of advertising and merchandising revenue to be paid to the artist or organization from whose Web site the revenue is derived.

Pursue Acquisitions and Investments. The Company will regularly review opportunities to expand its operations and service offerings, by way of acquisitions and investments. The Company believes that this is an important means of building its customer base and achieving economies of scale.

         EnterTech's marketing and promotion strategy will be designed to broaden awareness of the EnterTech brand, increase customer traffic to the Company's Web site and encourage new and repeat purchases. The Company will utilize multiple channels to market and promote its brand, including online and traditional advertising, strategic alliances, its credit program and direct marketing. The Company believes that the use of multiple marketing channels reduces reliance on any one source of customers, maximizes brand awareness and lowers average customer acquisition cost.

Online and Traditional Advertising. The Company will promote its brand and Web site through an aggressive marketing campaign using a combination of online and traditional advertising. The Company intends to advertise on the sites of major Internet content and service providers. As part of these arrangements, the Company may purchase banner advertisements, often in conjunction with specified search keywords or on contextually appropriate pages that allow consumers to immediately click through to the EnterTech site. The significant flexibility of online advertising allows the Company to quickly adjust its advertising plans in response to seasonal and promotional activities.

         EnterTech believes that traditional advertising is a key ingredient in building brand recognition and promoting the benefits of online retail shopping. Traditional advertising can be an effective means of promoting widespread brand awareness and attracting traditional retail consumers to the Company's Web site, including consumers with little or no history of online purchases. The Company's traditional advertising effort may include radio, advertising and print advertising in music-related publications. The Company will conduct an active public relations campaign and will regularly participate in trade shows and conferences relating to film and music.

Strategic Alliances. The Company believes that the Web sites of major Internet service and content providers can be a source of a significant number of new customers. These sites have a high volume of user traffic, and the Company believes that the utilization of carefully targeted links and other advertising on the sites can be very effective in attracting potential customers.

Credit Program. Through its credit program, EnterTech will enter into arrangements with small Web sites, typically fan sites devoted to particular film talent and music artists. The Company will provide these sites with embedded hyperlinks through which potential customers can immediately be connected to the EnterTech site. The Company will pay Credit participants commissions in store credit or cash based upon the dollar amount of purchases made by persons using the link. The Company believes that highly focused, film and music-oriented sites, while having less traffic than major content providers, are likely to have a high percentage of users that will be attracted to EnterTech's web site. Credit participants will be able to sign up online at a special Web page, and will be listed inside the EnterTech store to assist the Company's customers in finding these sites.

Direct Marketing. The Company will use direct marketing techniques to target new and existing customers with communications and promotions. The Company will send a personalized e-mail newsletter to its customers that include purchase recommendations based on demonstrated customer preferences and prior purchases. The newsletter will also include more general information concerning new releases  and  Company  promotions.  The  Internet  allows  rapid and  effective experimentation and analysis, instant user feedback and efficient personalization of the store for each customer, all of which EnterTech seeks to incorporate in its marketing and merchandising activities.

Publicity. The Company expects to generate significant publicity using its existing relationships with the editors and reporters in magazines, newspapers, radio and television. These opportunities represent low-cost methods of reaching large audiences.

Customer Service

         The Company believes that a high level of customer service and support is critical to retaining and expanding its user base. EnterTech's customer service representatives will be available throughout the week to provide assistance via e-mail, phone or fax. Inquiries will generally be answered within 24 hours. Customer service representatives will handle questions about orders, assist customers in finding films, CDs and other entertainment-related products, and register customer's credit card information over the telephone. Customer service representatives should be a valuable source of feedback regarding user satisfaction. The EnterTech store will also contain a customer service page that outlines store policies and provides answers to frequently asked questions.

The Sales Proposition

EnterTech's Web site sales proposition will be based upon the following points:

Cutting Edge Content. The Company intends to offer the customer a breadth and depth of content that is more interesting and current than is offered by its competitors.

Exclusive Content. The Company intends to offer exclusive products that will be selected and developed by EnterTech staff.

Unique Content. The Company intends to offer interactive interviews and events direct from Hollywood.

Ease of Use. The Company intends to offer the customer an easy to use Internet web site and more functionality than is offered by its competitors.

Quality of Service. EnterTech intends to offer the customer a personal approach and high quality of service.

(3)      Status of Publicly Announced New Products or Services

         To date, the Company has not publicly announced the availability of its services or products.

(4)      Competitive Business Conditions

         The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the broader retail music industry is intensely competitive. The Company will compete with a variety of companies, including (i) online vendors of videos, music, music videos and other related products, (ii) online vendors of videos, books and other related products, (iii) online service providers which offer video or music products directly or in cooperation with other retailers, (iv) traditional retailers of video or music products, including specialty video and music retailers, (v) other retailers that offer video or music products, including mass merchandisers, superstores and consumer electronic stores; and (vi) non-store retailers such as music clubs. Many of these traditional retailers also support dedicated Web sites that compete directly with the Company. The Company believes that the principal competitive factors in its online market are brand recognition, selection, ease of use, site content, quality of service and technical expertise.

         Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures of the Company in this area of its operations. For example, applications that select specific titles from a variety of Web sites based on factors such as price may channel customers to online retailers that compete with the Company. In addition, many companies that allow access to transactions through network access or Web browsers promote the Company's competitors and could charge the Company a substantial fee for inclusion.

(5)      Dependence on Major Customers

         As indiated throughout this Item I, the Company is a reorganizational stage and is in the process of developing its new entertainment products and services. At this point in time, the Company has no major customers. Of course, the Company intends to develop a broad base of customers so its success is not dependent upon a few sources of revenue.


(6)      Intellectual Property

         The Company regards its trade secrets and similar intellectual property as valuable to its business, and will rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation or infringement of its intellectual property. The Company expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company.

(7)      Governmental Approval

         At this point in time, there is no need for governmental approval of the Company's intended principal products or services. However, recent high profile events have focused attention on the content of products and services offered by the entertainment industry. Specifically, some governmental review of a link, if any, between the violent content of some movies and crimes committed by members of the society viewing those movies has emerged. While the Company believes that it is unlikely that such scrutiny will result in governmental restrictions placed on the content of products in the entertainment industry, including those the Company intends to produce, such governmental restrictions have rarely been given such consideration and it is possible that restrictions on entertainment content could be imposed. At the time of the filing of this Form 10-SB, however, it is unclear what form any such restrictions would take or how they would be enforced. Nonetheless, the Company is mindful of the fact that such matters are being reviewed on a national level.

(8)      Governmental Approval, Regulation and Environmental Compliance

         The Company will be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable to access to the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online.

         The enactment of any additional laws or regulations may impede the growth of the Internet which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal privacy, rights of publicity, language requirements and content restrictions, is uncertain and could expose the Company to substantial liability.

         The laws of certain foreign countries provide the owner of copyrighted products with the exclusive right to expose, through sound and video samples, copyrighted items for sale to the public and the right to distribute such products. Any new legislation or regulation, or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company. For example, major U.S.-based online services (and personnel) have been challenged by German authorities for making certain content accessible in Germany.

         In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet.

         Any such new legislation or regulation or application or interpretation of existing laws could have an adverse effect on the Company's business, results of operations and financial condition. U.S. and foreign laws regulate certain uses of customer information and development and sale of mailing lists. The Company believes that it is in material compliance with such laws, but new restrictions may arise in this area that could have an adverse affect on the Company.

         The Company anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

(9)      Research and Development

         The Company intends to establish a small Research and Development team, composed of both core and rotating engineering and marketing personnel, who will develop and adopt new products, services, equipment, software and tools. The Company believes that the results of this work will allow the Company to enhance its services as well as its ability to provide those services effectively. During the last two years, EnterTech has not incurred costs in connection with research and development.

(10)     Employees and Facilities

         As of March 31, 1999, EnterTech had 3 full-time and 3 part time employees. The Company also employs independent contractors and other temporary employees. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. The Company expects the number of employees to grow significantly over the next twelve months. Competition for qualified personnel in certain areas of the Company's industry is intense, particularly among software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

         While the Company maintains a business office in Reno, Nevada the Company's executive offices are located in, and substantially all of its operating activities are conducted from office space located in Los Angeles, California. The Company also has a branch office in London, England. The Company believes that additional space will be required as its business expands and believes that it will be able to obtain suitable space as needed. The Company does not own any real estate.

(c)      Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

(d)      Year 2000 Disclosure

         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of their facilities. All of the Company's computer systems are new and have been year 2000 compliant from their acquisition. The Company keeps current with all updates and revisions with all software the Company currently use. It is anticipated that the software updates reflect required revisions to accommodate transactions in the year 2000 and thereafter. Though it is not anticipated that the Company will have a problem at the turn of the century, the Company intends to coordinate the resolution of any year 2000 problems with the vendors of the software the Company utilizes. Nonetheless, the Company recognizes the problems which may arise in connection with the Year 2000 issue.

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. The Company intends to conduct an analysis in 1999 to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to the suppliers' failure to remediate any Year 2000 issues on a timely basis. The failure of a major supplier subject to the Year 2000 to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have an adverse effect on the Company. In addition, most of the purchases from the Company's store are expected to be made with credit cards, and the Company's operations may be adversely affected to the extent its customers are unable to use their credit cards due to any Year 2000 issues that are not rectified by their credit card vendors.

--------------------------------------------------------------------------------

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

--------------------------------------------------------------------------------

Plan of Operation

         During the twelve-month period following the filing of this Form 10-SB, the Company intends to develop its operations from funding it receives from the private placement of EnterTech Limited shares identified in Item 1 above. EnterTech Limited has created and is distributing a private placement memorandum under the terms of which it is offering a minimum of 1,500,000 shares and a maximum of 5,000,000 shares of its common stock to accredited investors in units of 25,000 shares at a purchase price of $25,000 per unit. Pursuant to the Exchange Agreement between EnterTech Limited and the Company, EnterTech Limited shares sold pursuant to EnterTech Limited's Private Placement Memorandum will become shares in EnterTech Media Group, Inc.

         If subscriptions for the Minimum Amount are received and accepted, the net proceeds to be received by EnterTech in its Offering are estimated to be $1,350,000, after deducting the Agent's Fee, if any, of $100,000 (but before giving effect to certain other expenses of the Offering, estimated at $10,000). If subscriptions for the Maximum Amount are received and accepted, the net proceeds to be received by EnterTech in the Offering are expected to be $4,500,000, after deducting the Agent's Fee, if any, of $500,000 (but before giving effect to certain other expenses of the Offering, estimated at $10,000).

         The Company intends to use the net proceeds from the Minimum Amount of the offering as follows: approximately $850,000 for acquiring feature films, on productions and co-productions of feature films and music production and licensing, $175,000 on technology development and infrastructure including creating the Company's Web site, $100,000 on sales and marketing, $100,000 for general and administration and $125,000 for working capital and other general corporate purposes. Additional funds will be needed for broader sales and marketing efforts required in connection with the Company's plan.

         The Company intends to use the net proceeds from the Maximum Amount of the offering as follows: approximately $2,750,000 for acquiring feature films, on productions and co-productions of feature films and music production and licensing, $375,000 on technology development and infrastructure including creating the Company's Web site, $225,000 on sales and marketing, $50,000 for customer service, $225,000 for general and administration and $875,000 for working capital and other general corporate purposes. Additional funds will be needed for broader sales and marketing efforts required in connection with the Company's plan.

         The Company intends to employ approximately 12 people in the first six months, of which 5 will be directly related to film and soundtrack production, 3 to film distribution, 1 will be directly related to the design and development of the EnterTech Media Group's web site Internet web site, 1 will be directly related to technology support and development and 2 will be directly related to general and administrative.

         From time to time the Company may evaluate potential acquisitions involving complementary businesses, content, products or technologies. The Company has no present agreements or understanding with respect to any such acquisition. The Company's future capital requirements and the allocation of the net proceeds of this offering, will depend on many factors, including the entrance into strategic alliances, increases in advertising and promotions, growth of the Company's customer base, economic conditions and other factors including the results of future operations. Accordingly, the actual amount of proceeds devoted to each purpose may vary substantially from the amount set forth above.

         Pending utilization of the net proceeds of this offering, the Company intends to invest the funds in short-term, interest-bearing, investment-grade obligations. Proceeds from this offering that are not expended for the purposes outlined above may be allocated to working capital of the Company and be available for any valid corporate purpose. Working capital may be utilized for acquisition or development of other products, business assets, for payment of general and administrative expenses, including marketing, advertising and compensation of officers and employees of the Company.

         The Company believes that the net proceeds from the sale of the Minimum Amount of Units offered in the EnterTech Limited private plavcement, together with the existing capital and anticipated aggregate cash flow from operations will be sufficient to permit the Company to conduct its operations for at least twelve (12) months. In the unlikely event that the sale of a minimum amount of units is not achieved, then the Company will continue to operate in a low cost-effective manner while developing its business and alternative strategies to provide the necessary funding to achieve rapid growth. Such funding likely would come the sale of the Company's equity securities or the sale of debt securities. Management contemplates no such sales within the next twelve months other than sales pursuant to the EnterTech Limited private placement.

--------------------------------------------------------------------------------

ITEM 3.  DESCRIPTION OF PROPERTY

--------------------------------------------------------------------------------

         While the Company maintains a business office in Reno, Nevada the Company's executive offices are located in, and substantially all of its operating activities are conducted from office space located in Los Angeles, California. The Company also has a branch office in London, England. The Company believes that additional space will be required as its business expands and believes that it will be able to obtain suitable space as needed. The Company does not own any real estate, nor is the Company engaged in the business of investing in real estate or real estate mortgages.

--------------------------------------------------------------------------------

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

--------------------------------------------------------------------------------

(a)      5% Shareholders:

         The following information sets forth certain information as of June 1, 1999 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:

                 (2)
(1)        Name and Address                           (3)                (4)
Title      of Beneficial                      Amount and Nature of    Percent of
of Class   Owner                              Beneficial Ownership    Class
--------   ---------------------------------- --------------------    ----------
Common     John Daly, Exchange Agent          11,500,000(1)           96%(2)
           for Shareholders of
           EnterTech Limited
           9100 Wilshire, Suite 437 West Tower
           Beverly Hills, CA 90212

(b)      Security Ownership of Management:

                 (2)
(1)        Name and Address                           (3)                (4)
Title      of Beneficial                      Amount and Nature of    Percent of
of Class   Owner                              Beneficial Ownership    Class
--------   ---------------------------------- --------------------    ----------
Common     Mark Tolner                        1,500,000(3)            12%
           4929 Wilshire Blvd., #830
           Los Angeles, CA 90010

           Alexander H. Walker, Jr.             528,181(4)             4%
           1700 Coronet Drive
           Reno, Nevada

           All Directors and                  2,028,181(5)            16%
           Officers as a Group
--------------------------------------------

         1 These shares shall be issued in June 1999 pursuant to the terms of the Exchange Agreement by and between the Company and EnterTech Limited.

         2 All percentages are calculated based upon the 12,400,000 number of shares of the Company's common stock which will be issued and outstanding when the minimum number of shares required by the Exchange Agreement with EnterTech Limited are issued.

         3 These shares current are registered in the name of John Daly as the exchange agent for the shareholder of EnterTech Limited pursuant to the terms of the Exchange agreement by and between the Company and EnterTech Limited.

         4 Of this amount 106,750 shares are owned by a Nevada corporation named Hidden Splendor Resources, Inc., of which Mr. Walker is an officer and director and 21,431 shares are owned by a Nevada corporation named Nevada Agency & Trust Company, of which Mr. Walker also is an officer and director. The remaining 400,000 shares are owned by Mr. Walker in his own name.

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.

--------------------------------------------------------------------------------

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

--------------------------------------------------------------------------------


(a)      Directors and Executive Officers

         As of April 30, 1998, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                       Period Served As
Name                           Age    Position         Director
------------------------       ---    -------------    ---------------------

Mark Tolner                     43    President and    March 1999 to present
                                      Director

Alexander H. Walker, Jr.        73    Secretary and    March 1999 to present
                                      Director
--------------------------------------------

         3 These shares current are registered in the name of John Daly as the exchange agent for the shareholder of EnterTech Limited pursuant to the terms of the Exchange agreement by and between the Company and EnterTech Limited.

         4 Of this amount 106,750 shares are owned by a Nevada corporation named Hidden Splendor Resources, Inc., of which Mr. Walker is an officer and director and 21,431 shares are owned by a Nevada corporation named Nevada Agency & Trust Company, of which Mr. Walker also is an officer and director. The remaining 400,000 shares are owned by Mr. Walker in his own name

         5 It also should be noted that the Company anticipates that John Daly will appointed as an officer and director of the Company once his duties as Exchange Agent are complete. At that time, Mr. Daly will beneficially own or control 4,000,000 of the Company's stock. Management will then beneficially own 6,028,181 shares and its percentage ownership with then increase to 47%.

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

         Mark Tolner, age 43, is the President and a Director of EnterTech Media Group, Inc. Mr. Tolner is an International entrepreneur and senior-level executive with demonstrated ability to adapt very rapidly to new concepts and technologies with an extensive background in business, financial and investment management. Mr Tolner has a proven track record of success in top level corporate leadership both internationally and in the US in start-up and turnaround situations as well as in joint ventures and acquisitions. During the last eight years his achievements include conceptualizing, negotiating, funding and managing the joint venture vehicle used in the expansion of the well-known, largest chain of specialist sandwich retailers in London, England, Pret a Manger and subsequently orchestrating a $250 million, fully funded, cash bid for the business by US interests backed by Apax Ventures of London. Negotiating and funding the acquisition from a Danish Venture Capital company of a controlling interest in an innovative company with joint ventures in television data broadcasting with CNN and Reuters and performing a substantial debt restructuring for the Brazilian State owned shipping line Lloyd Brasiliero cn.


         Alexander H. Walker, Jr., age 73, received his B.A. from Wayneburg College in 1950 and his J.D. from the University of Pittsburgh School of Law in 1952. Since 1956, Mr. Walker has been a practicing attorney, with his practice including trial and transactional work, with an emphasis on corporate securities matters. From 1955 to 1956, he served as the Attorney in Charge of the Salt Lake City, Utah Branch of the United States Securities and Exchange Commission, first serving as the Attornery Advisor for that Branch from 1954 to 1955. From 1956 through the present, Mr. Walker has maintained a private practice. He maintains licenses in both Utah and Pennsylvania.

         The Company anticipates appointing two other individuals as officers or directors within the next three months. The Company deems these two individuals are crucial to the success of the Company's business. These individuals are John Daly and John Smallcombe.

         John Daly, age 62, has dedicated his life to entertainment and promotion and with a partner formed Hemdale which became one of the leading packagers, financiers and producers of motion pictures. The company won many Oscar nominations and other prestigious awards from around the World. Mr Daly has been responsible for over 100 productions including Oscar-winning Best Pictures, "Platoon" and "Last Emperor", the award winning "Hoosiers" and "At Close Range". Other films in which he and Hemdale participated include "The Terminator", the Cannes award winner "Images" as well as "The Triple Echo", "The Falcon and the Snowman" and "Hidden Agenda".

         John Smallcombe, age 44, is a graduate of Clapham College in London, England. He has worked in the film industry since 1971 when he worked as a trainee production assistant for a small independent film company. From 1973 through 1975, he worked as a freelace assistant director and worked on over 20 British feature films. From 1981 through 1989, he resided in South Africa and worked as a freelance producer, working on over 30 films. From 1989 though 1997, Mr. Smallcombe was the Director of Sales and Acquisitions for Hemdale Holdings, Inc. in London, England were he worked acquiring and promoting films. And from 1997 to the present, he worked as the Director of Sales and Acquisitions for Trans Global Media, Ltd. where he has continued his work acquiring and promoting films and has worked on the release of films of video media and the sale of films to television networks.

(c)      Directors of Other Reporting Companies:

         Mr. Walker also is a director of Talk Visual Corp. whose shares are traded under the symbol TVCP on the OTC Bulletin Board market.

(d)      Employees:

         The officers and directors who are identified above are the current significant employees of the Company.

(e)      Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.


--------------------------------------------------------------------------------

ITEM 6.  EXECUTIVE COMPENSATION

--------------------------------------------------------------------------------

         The Company has not compensated its management in the last three years due to the fact that the Company has not been engaged in business since 1993. However, the following table sets forth information about compensation paid or accrued during the years ended December 31, 1998, 1997 and 1996 to the Company's officers and directors. None of the Company's Executive Officers earned more than $100,000 during the years ended December 31, 1998, 1997 and 1996.

                           Summary Compensation Table

                                                   Long Term Compensation
                                            ------------------------------------
                          Annual Compensation  Awards                Payouts
                          -------------------  ------                -------
                                                (e)                     (g)
                                               Other      (f)       Securities
                                                                               (i)
 (a)                                          Annual  Restricted Under- (h)   Other
Name and                  (c)      (d)    Compen- Stock     Lying    LTIP     Compen-
Principal         (b)     Salary   Bonus  sation  Awards    Options/ Payouts  sation
Position         Year     $        ($)    ($)    ($)        SARs(#)  ($)      ($)
--------         ----     -----    ------ ------ ------     ------   ----     ----
Mark Tolner
President        1998     $None    $ None $ None $ None     None     None     None
and Director     1997     $None    $ None $ None $ None     None     None     None
                 1996     $None    $ None $ None $ None     None     None     None

Alexander H
Walker,Jr
Secretary        1998     $None    $ None $ None $ None     None     None     None
and Director     1997     $None    $ None $ None $ none     None     None     None
                 1996     $None    $ None $ None $ None     None     None     None

--------------------------------------------------------------------------------

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's common stock, except as disclosed in the following paragraphs.

         During April of 1999, management entered into an Exchange Agreement with a Nevada corporation named EnterTech Limited. Under the terms of that Exchange Agreement, the Company is obligated to issue a minimum of 11,500,000 shares and a maximum of 15,000,000 shares of it common stock in exchange for all the issued and outstanding shares of EnterTech Limited. At the time of the Exchange Agreement, EnterTech Limited had 10,000,000 shares of common stock issued and outstanding. EnterTech Limited also was, and is, in the process of offering a minimum of 1,500,000 shares and a maximum of 5,000,000 shares of its common stock pursuant to a private placement memorandum. Because the Company is obligated to to issue a minimum of 11,500,000 pursuant to the Exchange Agreement, it issued 11,500,000 shares of its common stock to an exchange agent who is charged under the terms of the Exchange Agreement with assuring that the appropriate number of the Company's shares are issued to the shareholders of EnterTech Limited once EnterTech Limited's private placement is complete. 10,000,000 of these initial 11,500,000 shares were issued for the 10,000,000 shares of EnterTech Limited issued and outstanding apart from the private placement offering, and the remain 1,500,000 shares were issued for the exchange of the minimum number of shares EnterTech Limited is offering pursuant to tits private placement memoreandu. In this regard, the Company will issue additional shares if EnterTech Limited sells more the minimum number of shares it is offering. Such additional shares will be issued on a one-for-one basis consistent with the number of shares EnterTech Limited sells above its minimum. Such shares will not exceed the 5,000,000 share maximum of the EnterTech private placement.

         EnterTech Limited owns 100% of the issued and outstanding shares of two subsidiaries, EnterTech Picture Corporation and EnterTech Releasing Corporation, also Nevada corporations.

         Also, the Company has intends to enter into 2-year employment agreements individuals the Company deems vital the Company's operations. These indivduals are Mark Tolner, an offficer and dirrector, John Daly and John
Smallcombe . Pursuant to these employment agreements, Mark Tolner will be compensated for his services at the rate of $120,000 per year, John Daly will be compensated for his services at the rate of $120,000 per year, and John Smallcombe will be compensated for his services at the rate of $80,000 per year. The Company's board of directors may increase the base salary of these indivduals, as it deems appropriate.

         The employment agreements will that if Messrs. Tolner, Daly and Smallcombe are terminated by the Company without Just Cause (as defined in the employment agreements), each will be entitled to receive the lesser of (i) his base salary for one year from the termination plus the value of any benefits, or
(ii) the aggregate amount of his base salary plus the value of any benefits during the balance of the agreements.

         The employment agreements also will provide that Messrs. Tolner, Daly and Smallcombe will not, during the term of the Agreements or thereafter, disclose any confidential information of the Company without prior approval of the Company. The agreements also will provide that Messrs. Tolner, Daly and Smallcombe will not, during the term of the Agreements and for a period of one year thereafter, participate in any business that competes with the Company or solicit any of the Company's employees or customers or otherwise interfere with the relations of the Company.

         On or about May 21, 1999, the Company issued 400,000 shares to Alexander H. Walker, Jr., an officer and director, in exchange for his agreement to cause 200,000 shares Mr. Walker beneficially owned to be transferred to Morgounova Corporation. The shares issued to Mr. Walker were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares.

--------------------------------------------------------------------------------

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

--------------------------------------------------------------------------------

         The Company is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. On June 1, 1999, there were 12,400,000 shares of stock issued and outstanding.

Capital Stock

         Each of the holders of record of stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of all debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

         "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 100,000,000 shares of common stock, par value $0.001 per share. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through April 30, 1999, the Company had issued 10,250,000 shares of stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and Bylaws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

         Voting Rights. Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

         Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

         Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

         Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.


PART II
--------------------------------------------------------------------------------

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

--------------------------------------------------------------------------------

Market Information:

         The common stock of the Company currently is not trading on any exchange. Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

         There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

         There is no public market for the shares of the Company and there can be no assurance that an active public market for the shares will develop or be sustained. IN addition, the shares of the Company are subject to various governmental and regulatory body rules which affect the liquidity of the shares.

Holders:

         There were approximately 103 holders of record of the Company's common stock as of June 1, 1999.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.


--------------------------------------------------------------------------------

ITEM 2.  LEGAL PROCEEDINGS

--------------------------------------------------------------------------------

         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings, except as noted below:

1. Interlink Communications Group, Inc. v. Unisat, Inc., Sam Lupton, Richard Elliot- Square and Does 1 through 50. On or about April 1, 1999, the Company filed a complaint in the District Court, Washoe County, State of Nevada naming itself as the plaintiff and Unisat, Inc., Sam Lupton and Richard Elliot-Square as defendants. The allegations in the complaint involve an agreement the Company had with an entity named Telforce Communcations, Ltd. and an individual named Christopher James Clark to acquire all of the issued and outstanding shares of Telforce. The Company alleges that the individual defendants, one of whom was a director of the Company at the time of the Company's agreement with Telforce, caused Telforce to breach it agreement with the Company and enter into a different agreement with Unisat for the acquisition of Telforce. The Company alleges that defendants intentionally interfered with the Company's contractual rights, breach their fiduciary duties to the Company, engaged in unfair business practices, and were unjustly enriched by their actions, among other things. The Company seeks an accounting of defendants' profits in the Unisat agreement for the acquisition of Telforce and seeks damages against the defendants.

2. Interlink Communications Group, Inc. v. Christopher James Clark. On or about April 22, 1999, the Company commenced an action in the High Court of Justice, Queen's Bench Division, in Great Britain naming itself as plaintiff and Christopher James Clark as the defendant. In that action, the Company alleges that Clark breached his agreement to sell the Company all of the issued and outstanding shares of Telforce Communications, Ltd., a Nevada corporation. The Company seeks an order of specific performance requiring Clark to honor his agreement to sell or, in the alternative, an award of damages against Clark for his failure to honor his agreement.

--------------------------------------------------------------------------------

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

--------------------------------------------------------------------------------

         There have been no disagreements with the Company's independent accountants over any item involving the Company's financial statements. The Company's independent accountant is W. Dale McGhie, Town & Country Plaza, 1539 Vasser Street, Reno, Nevada 89502.

--------------------------------------------------------------------------------

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

--------------------------------------------------------------------------------

         On July 31, 1998, prior to the six for one reserve split of the Company's shares, the Company issued a total or 700,000 to the following individuals in consideration of the payment of the Company's debt to Nevada Agency and Trust Company, the Company's transfer agent:

         Amanda Cardinalli                        96,000 pre-split shares
         Alexander H. Walker III                  96,000 pre-split shares
         Timotha Kent                             96,000 pre-split shares
         Hidden Splendor Resources               288,000 pre-split shares
         Nevada Agency                           124,000 pre-split shares
         and Trust Company

This stock was issued in accordance with the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended.

         On or about May 21, 1999, the Company issued 400,000 shares to Alexander H. Walker, Jr., an officer and director, in exchange for his agreement to cause 200,000 shares Mr. Walker beneficially owned to be transferred to Morgounova Corporation. The shares issued to Mr. Walker were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares.

         In April of 1999, the Company authorized the issuance of 11,500,000 to John Daly as the Exchange Agent for the shareholders of EnterTech Limited in connection with the Exchanges Agreement between EnterTech Media Group, Inc. and EnterTech Limited. Under the terms of that Exchange Agreement, the Company is obligated to issue a minimum of 11,500,000 shares and a maximum of 15,000,000 shares of it common stock in exchange for all the issued and outstanding shares of EnterTech Limited. At the time of the Exchange Agreement, EnterTech Limited had 10,000,000 shares of common stock issued and outstanding. EnterTech Limited also was, and is, in the process of offering a minimun of 1,500,000 shares and a maximum of 5,000,000 shares of its common stock pursuant to a private placement memorandum. Because the Company is obligated to to issue a minimum of 11,500,000 pursuant to the Exchange Agreement, it has issued 11,500,000 shares of its common stock to John Daly, the exchange agent who is charged under the terms of the Exchange Agreement with assuring that the appropriate number of the Company's shares are issued to the shareholders of EnterTech Limited once EnterTech Limited's private placement is complete. 10,000,000 of these initial 11,500,000 shares were issued for the 10,000,000 shares of EnterTech Limited issued and outstanding apart from the private placement offering, and the remain 1,500,000 shares were issued for the exchange of the minimum number of shares EnterTech Limited is offering pursuant to tits private placement memorandum. In this regard, the Company will issue additional shares if EnterTech Limited sells more the minimum number of shares it is offering. Such additional shares will be issued on a one-for-one basis consistent with the number of shares EnterTech Limited sells above its minimum. Such shares will not exceed the 5,000,000 share maximum of the EnterTech private placement. The 10,000,000 shares of EnterTech Limited for which 10,000,000 of the initial issuance of 11,500,000 shares of EnterTech Media Group, Inc. was made are owned as follows:

              John Daly                          4,000,000
              Mark Tolner                        1,500,000
              Whyteburg Limited                  3,500,000
              Cullen Trading Limited             1,000,000

--------------------------------------------------------------------------------

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

         Section 78.751 of the Nevada General Corporation Law also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation=s favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amount paid in settlement and attorneys fees actually and reasonable incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 78.751 of the Nevada General Corporation Law also provides that to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


PART F/S
--------------------------------------------------------------------------------

Financial Statements

--------------------------------------------------------------------------------

                           ENTERTECH MEDIA GROUP, INC
                                AND SUBSIDIARIES
                      (FORMERLY ARMAS INTL. MFG. CO., INC.)
                              FINANCIAL STATEMENTS
                   APRIL 30, 1999, DECEMBER 31, 1998 AND 1997

                           ENTERTECH MEDIA GROUP, INC.
                                AND SUBSIDIARIES
                      (FORMERLY ARMAS INTL. MFG. CO., INC.)

                               TABLE OF CONTENTS



                                                                      Page No.

ACCOUNTANT'S AUDIT REPORT                                                1

FINANCIAL STATEMENTS

        Balance Sheets                                                   2

        Statements of Operations                                         3

        Statements of Changes in Stockholder's Equity                    4

        Statements of Cash Flows                                         5

NOTES TO FINANCIAL STATEMENTS                                          6 - 7

W. DALE Mcghie                                         Town & Country Plaza
CERTIFIED PUBLIC ACCOUNTANT                   1539 Vassar St. Reno, Nevada 89502
                                                        Tel: 775-332-7744
                                                        Fax: 775-332-7747


To the Board of  Directors
Entertech Media Group, Inc., and Subsidiaries.
(Formerly Armas International Corporation, Inc.)
Reno, Nevada


                            ACCOUNTANT'S AUDIT REPORT


I have audited the accompanying balance sheets of Entertech Media Group, Inc., and Subsidiaries (formerly Armas Intl. Mfg. Co., Inc.) as of April 30, 1999, December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the 4 months and years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects the financial position of Entertech Media Group, Inc., and Subsidiaries (formerly Armas Intl. Mfg. Co., Inc.), as of April 30, 1999, December 31, 1998 and 1997, and the results of their operations, changes in stockholders' equity and their cash flows for the 4 months and years then ended in conformity with generally accepted accounting principals.




Reno, Nevada
June 7, 1999

                           ENTERTECH MEDIA GROUP, INC.
                                AND SUBSIDIARIES
                      (FORMERLY ARMAS INTL. MFG. CO., INC.)
                                 BALANCE SHEETS
                   April 30, 1999, December 31, 1998 and 1997

                                     ASSETS

                                                                    APRIL
                                                                     1999               1998                1997
                                                                     ----               ----                ----

CURRENT ASSETS
         Cash                                                  $         217,820  $              -   $               -
                                                               -----------------  -----------------   -----------------
EQUIPMENT
         Equipment                                                         1,966                 -                   -
         Vehicles                                                         57,000                 -                   -
                                                               -----------------  -----------------   -----------------

                                                                         58,966

Less accumulated depreciation - Note 1                                        -                  -                   -
                                                               -----------------  -----------------   -----------------

                                                                          58,966                 -                   -
                                                               -----------------  -----------------   -----------------
OTHER ASSETS
         Investments - Securities                                            440                 -                   -
                                                               -----------------  -----------------   -----------------

         Total Assets                                          $         277,226  $              -    $              -
                                                               =================  =================   =================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts Payable                                      $           6,211  $              -    $              -
                                                               -----------------  -----------------   -----------------

STOCKHOLDERS'  EQUITY- Note 1
         Common Stock $0.001 par
          value; 100,000,000 Shares
         Authorized; Issued and outstanding
          12,400,000, on April 30, 1999,
          500,000 on December 31, 1998
          and 383,333 on December 31, 1997,                               12,400                500                 383
         Additional Paid in Capital,                                     325,707             55,641              55,758
         Retained Earnings (deficit)                                     (67,092)           (56,141)            (56,141)
                                                               -----------------  -----------------   -----------------

         Total Stockholder's Equity                                      271,015                 -                   -
                                                               -----------------  -----------------   -----------------

         Total Liabilities and
           Stockholder's Equity                                $         277,226  $              -    $              -
                                                               =================  =================   =================


    The accompanying notes are an integral part of these financial statements

                           ENTERTECH MEDIA GROUP, INC.
                                AND SUBSIDIARIES
                      (FORMERLY ARMAS INTL. MFG. CO., INC.)
                            STATEMENTS OF OPERATIONS
                    FOR THE FOUR MONTHS ENDING APRIL 30, 1999
               AND FOR THE YEARS ENDING DECEMBER 31, 1998 AND 1997


                                                                    APRIL
                                                                     1999               1998                1997
                                                                     ----               ----                ----

REVENUE                                                        $             -    $              -    $              -
                                                               -----------------  -----------------   -----------------


EXPENSE
         Advertising and Promotion                                        2,500
         Auto Expenses                                                      952
         Legal & Accounting                                               2,254
         Outside Services                                                 3,000
         Telephone                                                        1,069
         Dues & Subscription                                                140
         Meals & Entertainment                                              577
         Bank Charges                                                       459                  -                   -
                                                               -----------------  -----------------   -----------------

                               Total Expense                             10,951
                                                               -----------------  -----------------   -----------------

         Net Income (Loss)                                     $        (10,951)  $              -    $              -
                                                               =================  =================   =================

         Net Income Per Share                                  $         (0.008)  $             N/A   $             N/A
                                                               =================  =================   =================





     The accompany notes are an integral part of these financial statements

                           ENTERTECH MEDIA GROUP, INC.
                                AND SUBSIDIARIES
                      (FORMERLY ARMAS INTL. MFG. CO., INC.)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                    FOR THE FOUR MONTHS ENDING APRIL 30, 1999
                 AND FOR THE YEARS ENDING DECEMBER 1998 AND 1997
                                                                                      Retained
                                                Common            Additional          Earnings          Total Shock-
                                                Stock          paid in Capitol       (Deficit)        holders' Equity
                                                -----          ---------------       ---------        ---------------
Balance, January 1, 1995
  2,063,749 Shares                         $         10,319    $         45,822   $        (56,141)   $             -

Retroactive restatement of par value
in common stock                                      (8,255)              8,255                 -                   -

Retroactive restatement of 6 for 1
reverse stock split                                  (1,720)              1,720                 -                   -

Issue of 39,375 shares of common
stock for services on May 22, 1995
recorded at no value                                     39                 (39)                -                   -
                                           -----------------   -----------------  -----------------   -----------------

Balance, December 31, 1995                              383              55,758            (56,141)                 -

Net income for the year ending
  December 31, 1996, 1997 and 1998                       -                   -                  -                   -

Issue of 116,667 shares of common
stock for services on July 31, 1998
recorded at no value                                    117                (117)                -                   -

Net income for the year ending
  December  31, 1998                                     -                   -                  -                   -
                                           -----------------   -----------------  -----------------   -----------------

Balance December 31, 1998
  2,063,749 Shares                                      500              55,641            (56,141)                 -

Issue of 400,000 shares of common
stock for services on April 21, 1999
recorded at no value                                    400                (400)

Accusition at Entertech Media Group
Inc., April 22, 1999 (note 3)                        11,500             270,466                 -               281,966

Net (loss) for the four months
ending April 30, 1999                                    -                   -            (10,951)              (10,951)
                                           -----------------   -----------------  -----------------   -----------------

Balance April 30, 1999                     $         12,400    $        325,707   $        (67,092)   $         271,015
                                           =================   =================  =================   =================


    The accompanying notes are an integral part of these financial statements


                           ENTERTECH MEDIA GROUP, INC.
                                AND SUBSIDIARIES
                      (FORMERLY ARMAS INTL. MFG. CO., INC.)
                             STATEMENT OF CASH FLOWS
                    FOR THE FOUR MONTHS ENDING APRIL 30, 1999
                   AND YEARS ENDING DECEMBER 31, 1998 AND 1997

                                                                    APRIL
                                                                     1999               1998                1997
                                                                     ----               ----                ----

CASH FLOWS FROM OPERATING ACTIVITIES

         Net Loss                                              $         (10,951) $              -    $              -

   Changes in Operating Assets and
         liabilities:

         Increase in Accounts Payable                                      6,211                 -                   -
                                                               -----------------  -----------------   -----------------

   Net Cash used by Operating Activities                                  (4,740)                -                   -
                                                               -----------------  -----------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES

         Purchase of Equipment and Vehicle                               (58,966)                -                   -

         Purchase of Securities                                             (440)                -                   -
                                                               -----------------  -----------------   -----------------

   Net Cash used by Investing Activities                                 (59,406)                -                   -
                                                               -----------------  -----------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITIES

         Proceeds from Issuance of Common Stock                          281,966                 -                   -
                                                               -----------------  -----------------   -----------------



    Net Increase (Decrease) in Cash                                      217,820                 -                   -

    Cash at Beginning of Period                                               -                  -                   -
                                                               -----------------  -----------------   -----------------

    Cash at End of Period                                      $         217,820  $              -    $              -
                                                               =================  =================   =================


    The accompanying notes are an integral part of these financial statements

                           ENTERTECH MEDIA GROUP, INC.
                                AND SUBSIDIARIES
                      (FORMERLY ARMAS INTL. MFG. CO., INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                   APRIL 30, 1999, DECEMBER 31, 1998 AND 1997




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION:
EnterTech Media Group, Inc., and Subsidiaries (formerly Armas Intl. Mfg. Co., Inc., dba Inter-Link Communications Group, Inc.) (a Nevada Corporation) was incorporated November 17, 1986, under the name Stones Stores, Inc. The Company changed its name in 1987 to Stone International, Inc., and again in 1990 to Armas Intl.. Mfg. Co., Inc. The Company became inactive in 1989 and remained inactive until 1999. On April 22, 1999 the Company charged it's name to EnterTech Media Group, Inc., and authorized capital stock of 100,000,000 shares with a par value of $.001 per share (following a 6 to 1 reverse split in October
1998). The Company plans to reactivate its business operations in the last half of 1999.

These financial statements reflect the changes made in the Company's name and the par value of common stocks retroactively.

Prior to 1995 all books and records were destroyed. Federal income tax returns have been prepared for the years ending December 31, 1998 and 1997 based on these financial statements.


GENERAL:
The Company was inactive during the prior years, operations have yet to commence, therefore, accounting policies have yet to be determined. There was no depreciation recorded on assets acquired in April of 1999. Depreciation will be computed using a 5 year life on a straight line basis.


PRINCIPLES OF CONSOLIDATION:
The accompanying consolidated financial statements include the accounts of Entertech Media Group, Inc., and its wholly-owned subsidiary, Entertech Limited (along with Entertech Limited's subsidiaries, Entertech Picture Corporation and Entertech Releasing Corporation). See also notes 2 and 3. All significant intercompany balances and transactions have been eliminated.


USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported accounts and disclosures. Accordingly, actual results could differ from these estimates.


EARNINGS PER SHARE:
The earnings per share calculation is based on the weighted average number of shares outstanding during the period -- 1,379,167 shares in April 1999.


DIVIDEND POLICY:
The company has not paid dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

                           ENTERTECH MEDIA GROUP, INC.
                                AND SUBSIDIARIES
                      (FORMERLY ARMAS INTL. MFG. CO., INC.)
                        NOTES TO THE FINANCIAL STATEMENTS
                   APRIL 30, 1999, DECEMBER 31, 1998 AND 1997

INCOME TAXES:
A deficit of $56,141 reflected on the financial statements from prior losses will not be available as a net operating loss carry forward because of change in ownership and business purpose. The current period loss of $10,951 will be available to offset future taxable income for 15 years.


NOTE 2 - ACQUISITION:

On April 22, 1999, the Company acquired EnterTech Limited, a Nevada corporation, in a business combination accounted for as a pooling of interests. EnterTech Limited had previously done business as EnterTech Media Group, but relinquished its name prior to the business combination. EnterTech Limited, which plans to engage in film production and distribution, became a wholly-owned subsidiary of the Company through the exchange of a minimum of 11,500,000 shares of the Company's common stock for all of the outstanding stock of EnterTech Limited. See also Note 3. The accompanying financial statements are based on the assumption that the companies were combined for the period presented and financial statements of prior years have been restated to give effect to the combination.

NOTE 3 - PRIVATE PLACEMENT:

On March 31, 1999, EnterTech Limited (then known as EnterTech Media Group as discussed in Note 2) offered a minimum of 1,500,000 shares and a maximum of 5,000,000 chares of its common stock in units of 25,000 at a price of $1.00 per share pursuant to a Private Placement Memorandum. The private placement of shares is governed by the Exchange Agreement between the Company and EnterTech Limited, signed on April 22, 1999. Thus, new shareholders will receive shares in the Company rather than shares in EnterTech Limited.

PART III

--------------------------------------------------------------------------------

ITEM 1.  Index to Exhibits

----------------------------------------------------------------------------

         The following exhibits are filed with this Form 10-SB:

Assigned Number                 Description
---------------                 ------------------------------------------------

(2) Plan of acquisition, reorganization, arrangement, liquid, or succession: Exchange Agreement by and Between EnterTech Media Group, Inc. and EnterTech Limited.

(3)(ii)                         By-laws of the Company:     Included

(4)                             Instruments   defining  the  rights  of  holders
                                including indentures:       None

(9)                             Voting Trust Agreement:     None

(10) Material Contracts: The Exchange Agreement by and Between EnterTech Media Group, Inc. and EnterTech Limited listed above is incorporated herein by this reference.

(11) Statement regarding computation of per share earnings: Computations can be determined from the financial statements.

(16)                            Letter on change in certifying accountant: None

(21)                            Subsidiaries of the registrant: Included

(24)                            Power of Attorney:          None

(27)                            Financial Data Schedule:    Included

(99)                            Additional Exhibits:        None

--------------------------------------------------------------------------------

                                   SIGNATURES

--------------------------------------------------------------------------------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 1999.


                                        ENTERTECH MEDIA GROUP, INC.



                                        By:/s/ Mark R. Tolner
                                           -------------------------------------
                                            Mark R. Tolner
                                            President


                                      -42-